                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F  [x]                 Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes [ ]                 No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) :82-       .)

GIGAMEDIA LIMITED is furnishing under cover of Form 6-K:
GigaMedia Reports Third Quarter 2003 Financial Results

(GIGAMEDIA LOGO)


                         GIGAMEDIA REPORTS THIRD QUARTER
                             2003 FINANCIAL RESULTS


TAIPEI, Taiwan, November 14, 2003 - GigaMedia Limited ("GigaMedia" or the "Company") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced its third quarter operating and financial results.

Key Results:
     o Offline music distribution business gross margin reaches 17% with improved cost and revenue metrics.
     o Online broadband ISP business unit records positive EBITDA of approximately NT$13.8 million.
     o Online cash burn rate declines 29% to NT$730 thousand per month for the third quarter.
     o Company in a strong financial position with approximately NT$2.1 billion in total cash, short-term investments and liquid marketable securities.

Chief Executive Officer Raymond Chang said, "GigaMedia's financial performance has improved steadily over the past seven consecutive quarters, largely due to consistent implementation of strict cost controls. In the third quarter, we were again successful in controlling costs, which improved our operating results. In our online ISP operations, we held our operating costs and sustained ARPU. Offline, we achieved cost savings resulting from consolidation and improved our gross margin. In sum, we have clearly established an efficient, scalable online ISP business unit and have made headway in turning around our offline operations."

Mr. Chang continued, "Going forward, under our new chairman, tight cost controls will remain in place, but primary focus will shift from cost cutting to revenue growth. Management and the board are carefully reviewing growth initiatives, and with our operating efficiencies now much improved, we are confident in our ability to drive incremental top line growth down to our bottom line and increase shareholder value."


CONSOLIDATED FINANCIAL RESULTS
(THIRD QUARTER 2003 VERSUS SECOND QUARTER 2003)

For the third quarter of 2003, GigaMedia reported consolidated revenues of NT$800.9 million, compared with revenues of NT$725.6 million for the second quarter. The Company's third quarter performance was led by results in its offline music distribution business, which recorded revenues of NT$634.6 million during the period compared to NT$558.4 million in the second quarter.

Operating loss was NT$87.9 million in the third quarter compared with NT$80.9 million during the second quarter. The increase in operating loss during the quarter was mainly related to professional fees and a re-valuation of cable modems in GigaMedia's online business unit, which totaled NT$15.8 million and NT$9.7 million, respectively.

Non-operating income during the third quarter consisted of interest income of NT$3.0 million, foreign exchange loss of NT$22.4 million, and investment income of NT$4.0 million. Total non-operating income decreased to negative NT$13.0 million in the third quarter of 2003 from negative NT$12.5 million in the previous quarter, primarily due to increased foreign exchange losses during the third quarter.

The Company reported a net loss of NT$90.8 million for the third quarter versus a loss of NT$73.7 million in the second quarter.

Cash and other cash equivalents at the end of the third quarter totaled NT$1.2 billion, not including additional short-term investments totaling NT$920.0 million, compared to NT$1.1 billion and NT$900.0 million, respectively, during the previous period, representing a total increase of approximately NT$125.7 million.

GigaMedia's long-term investments include an investment of US$10 million with a maturity date of 2005.


BUSINESS SEGMENT RESULTS

ONLINE ENTERTAINMENT (BROADBAND ISP)

THIRD QUARTER 2003 RESULTS COMPARED TO SECOND QUARTER 2003 RESULTS

------------------------------------------------------------------------------------------
         CATEGORY                     3Q03                  2Q03            VARIATION (%)
------------------------------------------------------------------------------------------
      Total revenues            NT$166.4 million      NT$167.2 million             0
------------------------------------------------------------------------------------------
      Access revenues           NT$160.9 million      NT$161.8 million            -1
------------------------------------------------------------------------------------------
        Subscribers                 101,356               100,677                  1
------------------------------------------------------------------------------------------
           ARPU                      NT$426                NT$426                  0
------------------------------------------------------------------------------------------
 Total costs and expenses       NT$228.1 million      NT$198.3 million            15
------------------------------------------------------------------------------------------
      Operating cost            NT$135.7 million      NT$127.1 million             7
------------------------------------------------------------------------------------------
           SG&A                 NT$73.3 million       NT$53.0 million             38
------------------------------------------------------------------------------------------
  Operating income (loss)      (NT$61.7 million)     (NT$31.2 million)           -98
------------------------------------------------------------------------------------------
     Net income (loss)         (NT$76.8 million)     (NT$45.9 million)           -67
------------------------------------------------------------------------------------------
   Operating cash burn
including capex (quarterly)*    NT$2.2 million        NT$3.1 million             -29
------------------------------------------------------------------------------------------

* We define operating cash burn including capex as EBIT plus non-cash items minus capex. Operating cash burn per month including capex decreased from NT$1.0 million to NT$730 thousand, quarter over quarter.

TOTAL REVENUES AND CORPORATE ACCESS REVENUES

Total revenues for the quarter ended September 30, 2003 were flat at NT$166.4 million, compared with NT$167.2 million during the previous quarter.

Total access revenues were flat at NT$160.9 million, compared with NT$161.8 million for the quarter ended June 30, 2003, reflecting stable ARPU in our subscriber base. The Company has maintained focus on migrating users to higher specification products throughout the year, which has helped support ARPUs. GigaMedia recognizes access revenues net of the revenue split with its cable partners.

Total corporate revenues through our wholly-owned subsidiary Koos Broadband Telecom Limited ("KBT") were flat during the third quarter.

The ISP business recorded content subscription revenues of NT$3.0 million during the period, as compared to NT$3.6 million during the second quarter. Content revenues consist mainly of subscription revenue from GigaMedia's broadband videostreaming site GigaTV (www.gigatv.com.tw).

Sales/rental/installation revenues in the ISP business, which include routers and switches, increased to NT$1.2 million for the third quarter from NT$935 thousand during the second quarter.

Advertising revenues decreased to NT$245 thousand in the third quarter from NT$273 thousand for the second quarter. The Company has de-emphasized this aspect of its business and does not expect to record significant advertising revenues going forward.


TOTAL COSTS AND OPERATING COST

Total costs and expenses were up at NT$228.1 million in the third quarter, compared to NT$198.3 million in the prior period. Total costs primarily increased due to costs incurred during the second quarter related to professional consultant fees of approximately NT$15.8 million. Excluding these fees, total costs were NT$212.3 million.

Operating costs increased in the third quarter to NT$135.7 million versus NT$127.1 million in the previous quarter, largely due to an inventory valuation cost of approximately NT$9.7 million recorded to reflect the lower current market price of cable modems. Operating costs during the period consisted mainly of costs associated with business operations and customer service departments of NT$25.3 million, telecommunications costs of NT$49.8 million, and depreciation cost of network equipment other than cable modems amounting to NT$28.4 million.

Included in this quarter's operating costs was amortization of fees related to backbone maintenance, peering arrangements and billing software, which totaled NT$6.3 million.

The Company's SG&A costs rose during the third quarter, increasing by approximately NT$20.3 million, or 38%, to NT$73.3 million as a result of professional consultant fees incurred during the second quarter. Excluding such fees, the Company recorded SG&A of approximately NT$57.5 million.


OPERATING LOSS

Operating loss increased by 49% to NT$61.7 million from NT$31.2 million, quarter over quarter.


NET LOSS

Net income decreased in the third quarter to a loss of NT$76.8 million from a loss of NT$45.9 million in the prior period, resulting primarily from payment of professional consultant fees of approximately NT$15.8 million.


OPERATING CASH BURN

Operating cash burn was NT$2.2 million during the period, or NT$730 thousand per month, versus NT$3.1 million in the second quarter, or NT$1.0 million per month. The decrease in operating cash burn was largely related to a significant decrease in capex during the period. GigaMedia defines operating cash burn per month including capex as EBIT plus non-cash items minus capex.


ARPU

Blended average revenue per user ("ARPU") for GigaMedia's one-way cable, two-way cable and ADSL broadband access services remained flat during the third quarter at NT$426, compared with NT$426 in the second quarter. This was achieved despite strong market competition and continued price pressure. One-way ARPU in the third period was NT$254, with ARPU for two-way cable during the period at NT$583 and ARPU for ADSL for the three-month period at NT$408. Management expects minimal ARPU gains in the foreseeable future.


OFFLINE MUSIC DISTRIBUTION (G-MUSIC)

The following represents the results of the Rose Records and Tachung Records music store chains for the three-month period.

G-MUSIC THIRD QUARTER 2003 RESULTS COMPARED TO SECOND QUARTER 2003 RESULTS
The following reflects the results of G-Music, not GigaMedia's 58.6% interest in G-Music, during the periods indicated. Minority interests have not been excluded.

-----------------------------------------------------------------------------------------
        CATEGORY                    3Q03                    2Q03           VARIATION (%)
-----------------------------------------------------------------------------------------
     Total revenues           NT$634.6 million        NT$558.4 million          14
-----------------------------------------------------------------------------------------
          COGS                NT$527.4 million        NT$482.0 million           9
-----------------------------------------------------------------------------------------
      Gross margin                   17%                     14%                21
-----------------------------------------------------------------------------------------
          SG&A                NT$133.7 million        NT$126.2 million           6
-----------------------------------------------------------------------------------------
Total costs and expenses      NT$660.8 million        NT$608.1 million           9
-----------------------------------------------------------------------------------------
Operating income (loss)      (NT$26.2 million)       (NT$49.7 million)          47
-----------------------------------------------------------------------------------------
   Net income (loss)         (NT$23.9 million)       (NT$47.5 million)          50
-----------------------------------------------------------------------------------------


TOTAL REVENUES

Total revenues for the quarter ended September 30, 2003 were NT$634.6 million, up 14% from the NT$558.4 million recorded during the prior period. While third quarter sales improved over the second period, which was negatively impacted by SARS, operating conditions remain challenging. GigaMedia records offline music business revenues under sales revenues.


COSTS AND EXPENSES

Total COGS, net of return and allowance for the quarter ended June 30, 2003, was NT$527.4 million, an increase of approximately NT$45.4 million, or 9% quarter over quarter. The increase in COGS was in line with the 14% increase in total revenues during the period. Gross margin for the offline music business increased to 17%, or NT$107.2 million, reflecting cost savings from consolidating Taiwan's two leading music store chains. GigaMedia records COGS from its offline music business under cost of sales.

G-Music recorded an increase in SG&A costs during the third quarter of approximately NT$7.4 million, in line with revenue growth recorded during the period.


OPERATING MARGIN

Operating margin for the quarter ended September 30, 2003 was negative 4%, or an operating loss of NT$26.2 million. This represented a decreased loss of approximately NT$23.5 million over the second quarter, due primarily to cost controls and revenue improvements recorded during the third quarter.

NET LOSS

Net income increased from negative NT$47.5 million to negative NT$23.9 million, primarily due to improved sales and strict cost controls during the third quarter.

BUSINESS OUTLOOK

The following forward-looking statements reflect GigaMedia's expectations as of November 14, 2003. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, fluctuations in Taiwan's recorded music market and various other risk factors discussed in our 20-F filing with the U.S. Securities and Exchange Commission, actual results may differ materially.

As part of GigaMedia's commitment to strong shareholder communications, the company will issue a mid-quarter update to the Business Outlook provided below. The fourth quarter update is tentatively scheduled for late February 2004. GigaMedia expects continued implementation of cost controls in its offline G-Music business segment and expansion of products sold to improve the company's financial performance going forward. Online consumer and corporate broadband ISP operations may be impacted by strong competition and price-cutting by the market leader. As a result, management expects revenues and ARPU in this business segment to remain relatively flat in the fourth quarter compared with this period. Detailed expectations are provided below.


FOURTH QUARTER EXPECTATIONS

ONLINE - BROADBAND ISP
     o Total revenue and costs and expenses are expected to increase slightly. The company anticipates flat to slightly improved subscribers, and blended ARPU comparable with third quarter 2003 results.


OFFLINE - MUSIC STORE CHAINS
     o    Total revenues are expected to be flat.
     o    Gross margins are expected to be flat.


ABOUT GIGAMEDIA
GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The Company's online/offline business model provides the Company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively, and together hold approximately a 50% share of Taiwan's music retail market.

Online, the Company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The Company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the Company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, the Company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan.

Strategic investors of GigaMedia include the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from < http://ir.giga.net.tw >.

The directors of GigaMedia (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement (the omission of which would render any statement in this announcement misleading in any material respect), and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of GigaMedia has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in July 2003.

CONTACT:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

                               (Tables to follow)
================================================================================

\

                               GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                           Sept. 30 and June 30, 2003

                                                         3Q03            2Q03
                                                          NT$             NT$
                                                      -----------     -----------
OPERATING REVENUE
  ACCESS REVENUE                                      160,877,041     161,783,213
  SALES/RENTAL/INSTALLATION                           623,376,542     548,515,430
  WEB DEVELOPMENT REVENUES
  ADVERTISING AND PROMOTIONAL REVENUE                  12,634,563      11,109,431
  SUBSCRIPTION REVENUE                                  3,037,084       3,573,448
  OTHER REVENUE                                         1,058,057         583,340
                                                      -----------     -----------
     TOTAL                                            800,983,287     725,564,862
                                                      -----------     -----------
COST AND EXPENSES
  OPERATING COST                                      135,737,145     127,117,305
  COST OF SALES/RENTAL/INSTALLATION                   536,554,294     490,013,739
  WEB DEVELOPMENT EXPENSES                                      0               0
  PRODUCT DEVELOPMENT AND ENGINEERING EXPENSES          9,906,685       9,725,991
  SELLING AND MARKETING EXPENSES                      126,497,685     121,277,291
  GENERAL AND ADMINISTRATIVE EXPENSES                  80,465,650      57,929,088
  BAD DEBT EXPENSES                                      (285,678)        380,133
  GOODWILL VALUATION EXPENSES
  OTHER COSTS                                                   0               0
                                                      -----------     -----------
     TOTAL                                            888,875,781     806,443,547
                                                      -----------     -----------
OPERATING LOSS                                        (87,892,494)    (80,878,685)
                                                      -----------     -----------
NON-OPERATING INCOME (EXPENSE)
  INTEREST INCOME                                       3,039,033       4,242,682
  FOREIGN EXCHANGE GAIN (LOSS)-NET                    (22,387,330)     (4,374,364)
  INVESTMENT INCOME                                     4,063,962       4,797,288
  GAIN FROM DISPOSAL OF PROPERTY, PLANT AND EQUITY        (30,200)     (2,771,837)
  INTEREST INCOME (EXPENSE)                                (3,972)        (35,780)
  OTHER NON-OPERATING INCOME (EXPENSE)                  2,351,673     (14,320,973)
                                                      -----------     -----------
     TOTAL NON-OPERATING INCOME-NET                   (12,966,834)    (12,462,984)
                                                      -----------     -----------
INCOME TAX EXPENSE                                              0         (53,027)
                                                      -----------     -----------
MINORITY INTEREST INCOME                               10,060,170      19,720,058
                                                      -----------     -----------
PRE ACQUISITION EARNINGS                                        0               0
                                                      -----------     -----------
NET INCOME (LOSS)                                     (90,799,158)    (73,674,638)
                                                      ===========     ===========
NET LOSS PER COMMON SHARE                                   (1.81)          (1.47)
                                                      ===========     ===========
AVERAGE SHARES OUTSTANDING                             50,154,000      50,154,000

                               GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEET
                           SEPT. 30 AND JUNE 30, 2003

                                                  3Q03            2Q03
ASSETS                                             NT$             NT$
----------------------------------------------------------   -------------
                                              CONSOLIDATED    CONSOLIDATED
CASH AND CASH EQUIVALENTS                    1,240,172,606   1,134,183,302
SHORT-TERM INVESTMENTS                         919,765,494     900,053,561
ACCOUNTS RECEIVABLE                            152,585,755     154,744,679
RECEIVABLE FROM RELATED PARTIES                          0               0
INVENTORIES-NET                                245,386,852     245,162,115
PREPAID EXPENSES                                33,296,521      27,466,547
RESTRICTED CASH                                 62,583,602      63,378,217
OTHER CURRENT ASSETS                            49,841,952      65,095,637
     TOTAL CURRENT ASSETS                    2,703,632,782   2,590,084,058
                                             -------------   -------------
EQUITY INVESTMENT                              558,494,759     580,085,354
PROPERTY, PLANT AND EQUIPMENT - NET            645,900,509     678,152,450
INTANGIBLE ASSETS - NET                        243,829,781     251,686,904
TOTAL OTHER ASSETS                             168,673,700     185,601,689
TOTAL ASSETS                                 4,320,531,531   4,285,610,455
                                             =============   =============

LIABILITIES & SHAREHOLDERS' EQUITY                 NT$             NT$
----------------------------------------------------------   -------------
                                              CONSOLIDATED    CONSOLIDATED
LOAN                                                     0               0
ACCOUNTS PAYABLE                               585,953,716     464,588,362
PAYABLE TO RELATED PARTIES                               0               0
PAYABLE TO EQUIPMENT SUPPLIERS                     155,670         101,070
ACCRUED SALARIES AND BONUS                      38,093,764      28,719,694
ACCRUED EXPENSES                                59,394,580      46,358,915
LEASE OBLIGATIONS                                        0               0
OTHER CURRENT LIABILITIES                       71,440,400      61,614,372
     TOTAL CURRENT LIABILITIES                 755,038,130     601,382,413
OTHER LIABILITIES                               32,115,727      29,749,438
     TOTAL OTHER LIABILITIES                    58,379,227      54,555,938
     TOTAL LIABILITIES                         813,417,357     655,938,351
MINORITY INTEREST                              185,082,122     195,142,292
     TOTAL SHAREHOLDERS' EQUITY              3,322,032,052   3,434,529,812
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   4,320,531,531   4,285,610,455
                                             -------------   -------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            GigaMedia Limited
                                            (Registrant)

Date: November 17, 2003                     By: /s/ Hsia, Winston
-----------------------                     ------------------------------------
                                            (Signature)
                                            Name: Hsia, Winston
                                            Title: Chief Financial Officer